

Heal Rapidly LLC.
(the "Company")
an Oregon Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Year Ended December 31, 2025 and 2024

TABLE OF CONTENTS



RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Heal Rapidly LLC. Management

We have reviewed the accompanying financial statements of Heal Rapidly LLC. (the Company) which comprise the balance sheets as of December 31, 2025, and December 31, 2024, and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital CPAS LLC

Indianapolis, IN

April 9, 2026

HEAL RAPIDLY LLC.
BALANCE SHEET

AS OF DECEMBER 31,		2025	2024
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	1,892	83
Total Current Assets		1,892	83
Non-Current Assets:			
Total Non-Current Assets		-	-
TOTAL ASSETS		1,892	83
LIABILITIES AND EQUITY			
Current Liabilities:			
Total Current Liabilities		-	-
Non-Current Liabilities:			
Notes Payable - Related Party		42,667	2,870
CN - Accrued Interest		7,658	-
Convertible Notes Payable		131,786	-
Total Non-Current Liabilities		182,111	2,870
TOTAL LIABILITIES		182,111	2,870
EQUITY			
Members' Capital		10,000	10,000
Accumulated Deficit		(190,219)	(12,787)
TOTAL EQUITY		(180,219)	(2,787)
TOTAL LIABILITIES AND EQUITY	$	1,892	83

See Accompanying Notes to these Unaudited Financial Statements

HEAL RAPIDLY LLC.
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2025	2024
Operating Expenses			
General and Administrative	$	169,775	5,349
Total Operating Expenses		**169,775**	**5,349**
Total Loss from Operations		**(169,775)**	**(5,349)**
Other Expense			
Interest Expense		(7,658)	-
Net Loss	$	**(177,432)**	**(5,349)**

See Accompanying Notes to these Unaudited Financial Statements

HEAL RAPIDLY LLC.
STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Members' Capital		Accumulated	Total Members'
	Units	$ Amount	Deficit	Equity
Beginning balance at 1/1/24	10,000	10,000	(8,331)	1,669
Prior Period Adjustment	-	-	894	894
Net loss	-	-	(5,349)	(5,349)
Ending balance at 12/31/24	10,000	10,000	(12,787)	(2,787)
Net loss	-	-	(177,432)	(177,432)
Ending balance at 12/31/25	10,000	10,000	(190,219)	(180,219)

See Accompanying Notes to these Unaudited Financial Statements

HEAL RAPIDLY LLC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2025	2024
OPERATING ACTIVITIES			
Net Loss	$	(177,432)	(5,349)
Prior Period Adjustment		-	894
CN - Accrued Interest		7,658	-
Net Cash used in Operating Activities		(169,775)	(4,456)
INVESTING ACTIVITIES			
Net Cash provided by Investing Activities		-	-
FINANCING ACTIVITIES			
Notes Payable - Related Party		39,797	2,870
Convertible Notes Payable		131,786	-
Net Cash provided by Financing Activities		171,583	2,870
Cash at the beginning of the period		83	1,669
Net Cash increase (decrease) for period		1,809	(1,585)
Cash at the end of the period	$	1,892	83

See Accompanying Notes to these Unaudited Financial Statements

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NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Heal Rapidly LLC ("the Company") was formed on March 20, 2023, in the state of Oregon as a limited liability company. The Company is currently in the pre-revenue stage and is focused on the development of a patent-pending topical wound dressing designed to accelerate wound healing, reduce pain, and minimize the risk of infection.

The Company operates under a virtual business model and relies on third-party service providers for key operational functions. Manufacturing and bottling activities are outsourced to third-party vendors, while sales and fulfillment are expected to be conducted primarily through Amazon, which will manage order processing, shipping, and customer returns. Additionally, the Company maintains a dedicated website to support marketing efforts and customer engagement. The Company's target market is the United States.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high creditworthiness. The Company's management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past year and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

Management plans to mitigate the going concern are as follows:

In 2026, the Company plans to raise capital through a crowdfunding campaign and convertible debt offerings, with a targeted raise of approximately $500,000. The proceeds are expected to be used to fund key operational activities, including marketing, manufacturing, and the completion of the FDA approval process, which is currently underway.

In addition, management plans to commercialize its product upon obtaining regulatory approval, with an anticipated initial launch through online platforms such as Amazon, followed by expansion into retail, healthcare distributors, and other sales channels. Management also intends to leverage third-party service providers for manufacturing, marketing, and distribution.

 While these plans are intended to improve the Company's liquidity and support future operations, there can be no assurance that such plans will be successfully implemented.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

_____

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation, or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists; therefore, developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025, and 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $1,892 and $83 in cash and cash equivalents as of December 31, 2025, and December 31, 2024, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers," following the five-step procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

_____

General and Administrative

Expenses consist primarily of consulting and professional service fees, including accounting, legal, fundraising, and intellectual property services. These expenses also include software-related consulting, mailing services, office supplies, and other administrative costs incurred to support the Company's operations.

Income Taxes

The Company is a pass-through entity; therefore, any income tax expense or benefit is the responsibility of the Company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

On December 31, 2025, the Company issued unsecured promissory notes to Thomas Konowalchuk and Michael Bardy, both of whom are shareholders of the Company, in the principal amounts of $30,567 and $12,100, respectively. These balances remained outstanding as of December 31, 2025. For additional information regarding the terms of these arrangements, see Note 5 - Notes Payable.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes

In 2025, the Company issued convertible promissory notes with a principal amount of $131,786, which bear interest at a rate of 10.0% per annum. The notes mature in 2027, at which time all unpaid principal and accrued interest become due and payable, unless converted in accordance with its terms. As of December 31, 2025, the outstanding balance of these notes was $131,786.

Notes Payable - Related Party

On December 31, 2025, the Company entered into a promissory note with a related party, Thomas Konowalchuk, with a principal amount of $30,567. The note bears no interest and matures on January 1, 2029, at which time the full principal balance is due. As of December 31, 2025, the outstanding balance of this note was $30,567.

_____

On December 31, 2025, the Company entered into a promissory note with a related party, Michael Bardy, with a principal amount of $12,100. The note bears no interest and matures on January 1, 2029, at which time the full principal balance is due. As of December 31, 2025, the outstanding balance of this note was $12,100.

Debt Summary

Debt Instrument Name	Type	Principal Amount	Interest Rate	Maturity Date	Principal	Accrued Interest	Year Ended
1 EB Loan	Convertible Notes Payable	53,086	10%	September 18, 2027	53,086	6,145	59,231
2 EB Loan	Convertible Notes Payable	78,700	10%	March 21, 2027	78,700	1,513	80,213
M.B. Loan	Notes Payable - Related Party	12,100	-	January 1, 2029	12,100	-	12,100
T.K. Loan	Notes Payable - Related Party	30,567	-	January 1, 2029	30,567	-	30,567
Total					**174,453**	**7,658**	**182,111**

NOTE 6 – EQUITY

As of December 31, 2025, the Company's authorized equity consists of 1,000,000 units, of which 730,000 units have been issued to five members and 270,000 units remain unissued. The unissued units are reserved for future issuances, including potential fundraising activities such as the Company's anticipated Regulation CF offering on WeFunder.

Voting interests are consistent with the Sharing Ratios.

Profit and Losses shall be allocated in accordance with the Sharing Ratios.

A summary of the percentage owners is as follows:

Member	% Ownership
T.K.	83.55
M.B.	13.70
J.W. & C.H.	1.37
D.M.	1.37
P.D.C.	0.01
Total	**100.00**

The ownership percentages presented above are based on the 730,000 units issued and outstanding as of December 31, 2025, and exclude the 270,000 authorized but unissued units reserved for future issuances.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 9, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.